Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered strong sales growth, margin expansion and breakthrough innovation launching five NMEs in 2019

•	Full year net sales for continuing operations[1] up 9% (cc2, +6% USD):
o	Pharmaceuticals BU growing 12% (cc) driven by Cosentyx USD 3.6 billion (+28% cc), Entresto USD 1.7 billion (+71% cc) and Zolgensma USD 361 million
o	Oncology BU growing 10% (cc) driven by Promacta/Revolade USD 1.4 billion (+23% cc), Kisqali USD 0.5 billion (+111% cc) and Lutathera USD 0.4 billion (+160% cc)
o	Sandoz sales grew 2% (cc, -1% USD) driven by Biopharmaceuticals
•	Core[2] operating income grew 17% (cc, +12% USD) and Innovative Medicines core margin improved to 33.5% of sales, driven by sales momentum and productivity, while funding growth investments
•	Free cash flow[2] grew 15% to USD 12.9 billion mainly driven by higher operating income
•	Net income from continuing operations declined 44% due to the one-time net gain from the sale of the OTC JV in prior year, excluding this item net income was broadly in line with prior year
•	Total Group net income was USD 11.7 billion, including the one-time effect from the Alcon spin-off
•	Continued focusing Novartis as a leading medicines company:
o	Alcon successfully spun-off, creating significant shareholder value. Following the spin-off, a one-time non-cash IFRS gain of USD 4.7 billion was recorded in discontinued operations
o	The Medicines Company acquired, adding inclisiran a potentially transformative cholesterol-lowering therapy
o	Xiidra acquired, strengthening ophthalmic pharmaceuticals portfolio
•	Advanced transformation of Manufacturing and Business Services to optimize footprint and efficiencies
•	2019 breakthrough innovation milestones:
o	Five NME approvals of potential blockbusters: Zolgensma, Piqray, Mayzent, Beovu and Adakveo
o	Major submissions including: ofatumumab, inclisiran, capmatinib and Cosentyx in nr-axSPA
o	Over 30 readouts supporting submission or enabling transition to Phase III
•	Significant progress across ESG priorities including steps towards Carbon Neutrality by 2025 in our own operations; set ambitious 2020 ESG targets linked to compensation
•	Dividend of CHF 2.95 per share, an increase of 4%, proposed for 2019
•	2020 guidance - Focused medicines company[3] - Net sales expected to grow mid to high-single digit (cc); core operating income expected to grow high-single to low double digit (cc)
Basel, January 29, 2020 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered an exceptional 2019. Strong sales growth drove double digit increases in core operating income and free cash flow. Significant margin expansion puts us on track to reach mid to high 30s core margin for Innovative Medicines in the mid-term. We launched an unprecedented 5 new molecular entities in 2019 and advanced a breadth of early programs in our pipeline that address significant unmet needs.  Looking ahead, we expect to sustain our long-term growth and margin expansion driven by our in market growth drivers and the 15 ongoing or upcoming major launches, while advancing our rich pipeline.”

Key figures[2]			Continuing operations[1]
	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 403	11 481	8	9	47 445	44 751	6	9
Operating income	1 823	1 362	34	37	9 086	8 403	8	14
Net income	1 129	1 220	-7	-6	7 147	12 800	-44	-41
EPS (USD)	0.50	0.53	-6	-4	3.12	5.52	-43	-40
Free cash flow	3 488	2 913	20		12 937	11 256	15
Core Operating income	3 462	3 112	11	13	14 112	12 557	12	17
Core Net income	2 985	2 681	11	13	12 104	10 920	11	15
Core EPS (USD)	1.32	1.16	14	15	5.28	4.71	12	17
1 Refers to continuing operations as defined on page 45 of the Condensed Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing corporate functions. 2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 58 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 3 Removes Alcon and the Sandoz US dermatology and oral solids portfolio from both 2019 and 2020. Forecast assumption that no Gilenya and Sandostatin LAR generics enter in 2020 in the US.

Strategy Update

During 2019, we continued focusing Novartis as a leading medicines company powered by advanced therapy platforms and data science. We are now uniquely positioned with scale and diversification across therapeutic areas and we continue to execute our five strategic priorities: embrace operational excellence, deliver transformative innovation, go big on data and digital, build trust with society, and build a new culture by unleashing the power of our people.

We successfully spun-off Alcon as a separate public company, creating significant value for our shareholders. We acquired Xiidra, expanding our ophthalmic pharmaceuticals franchise, and in January 2020 we acquired The Medicines Company, adding inclisiran, a potentially transformational cholesterol-lowering therapy to address cardiovascular disease. Sandoz is in the process of becoming a more autonomous and leaner division within Novartis, and returned to sales growth (cc) and margin expansion in 2019 despite continued pricing pressure in the US.

Operationally, strong sales growth drove double digit growth in core operating income and free cash flow. Innovative Medicines core margin increased by 1.8 percentage points (cc) to 33.5% of sales, and we expect this margin to improve to the mid to high 30’s in the mid-term. Sales in China grew double digit and we expect to double our China business by 2024.

2019 was a breakthrough innovation year for Novartis, with five NME approvals with blockbuster potential including the first drug treatment for breast cancer with a PIKC3A mutation, the first oral drug to treat aSPMS, the first gene therapy to treat SMA and next generation treatments for sickle cell disease and wet AMD. Additionally we submitted regulatory filings for several major drugs, including inclisiran, and we had over 30 readouts supporting submissions or enabling transition to Phase 3. Our pipeline remains rich including many 2020 catalysts and we expect to maintain innovation momentum.

We are continuing our cultural journey and are seeing progress towards becoming more inspired, curious and unbossed. We advanced an enterprise-wide digital transformation spanning the entire value chain, from development to commercial operations. We continue our journey to rebuild trust with society based on four pillars; ethical standards, pricing and access, global health and corporate citizenship. We have introduced ESG targets for 2020 across these pillars which are transparent, systemically reviewed and linked to compensation.

Financials

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business are reported as discontinued operations. See page 45 and Notes 2, 3 and 11 in the Condensed Financial Report for a full explanation.

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz (including the US generic oral solids and dermatology portfolio), as well as the continuing Corporate functions. We also provide information on discontinued operations.

Continuing operations fourth quarter

Net sales were USD 12.4 billion (+8%, +9% cc) in the fourth quarter driven by volume growth of 13 percentage points, mainly from Entresto, Zolgensma, Cosentyx and Kisqali. Strong volume growth was partly offset by the negative impacts of pricing (3 percentage points) and generic competition (1 percentage point).

Operating income was USD 1.8 billion (+34%, +37% cc) mainly driven by higher sales and divestments, partly offset by growth investments, higher legal provisions and higher amortization.

Net income was USD 1.1 billion (-7%, -6% cc) due to higher taxes, including a one-time, non-cash deferred tax expense, partly offset by higher operating income. EPS was USD 0.50 (-6%, -4% cc), benefiting from lower weighted average number of shares outstanding.

Core operating income was USD 3.5 billion (+11%, +13% cc) mainly driven by higher sales, partly offset by growth investments. Core operating income margin was 27.9% of net sales, increasing by 0.8 percentage points (+0.8 percentage points cc).

Core net income was USD 3.0 billion (+11%, +13% cc) driven by growth in core operating income. Core EPS was USD 1.32 (+14%, +15% cc) growing faster than core net income driven by lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 3.5 billion (+20%) compared to USD 2.9 billion in the prior year quarter. The increase was mainly driven by higher cash flows from operating activities and higher proceeds from the divestment of intangible assets.

Innovative Medicines net sales were USD 9.9 billion (+10%, +11% cc) in the fourth quarter. Pharmaceuticals BU sales grew 14% (cc), driven by continued momentum on Entresto and Cosentyx and the launch uptake of Zolgensma. Oncology BU grew 8% (cc) driven by continued momentum on Kisqali and Kymriah and the launch uptake of Piqray. Volume contributed 15 percentage points to sales growth. Generic competition had a negative impact of 2 percentage points. Net pricing had a negative impact of 2 percentage points.

Sandoz net sales were USD 2.5 billion (+1%, +2% cc), driven by strong volume growth of 5 percentage points partially offset by 3 percentage points of price erosion. Excluding the US, net sales grew strongly (+8% cc). Global sales of Biopharmaceuticals grew to USD 425 million (+11% cc), mainly driven by continued strong double-digit growth in Europe.

Novartis continues to expect the previously-announced divestment of the Sandoz US oral solids and dermatology portfolio to be completed in Q1 2020, pending regulatory approval. Novartis remains fully committed to this business until it is divested to Aurobindo. The results of this business are included in continuing operations.

Continuing operations full year

Net sales were USD 47.4 billion (+6%, +9% cc) in 2019 driven by volume growth of 12 percentage points, mainly from Cosentyx, Entresto and Zolgensma for the Pharmaceuticals BU and Promacta/Revolade, Kisqali and Lutathera for the Oncology BU. Strong volume growth was partly offset by the negative impacts of pricing (2 percentage points) and generic competition (1 percentage point).

Operating income was USD 9.1 billion (+8%, +14% cc) mainly driven by higher sales, higher divestments and productivity programs, partly offset by growth investments, legal provisions and higher impairments.

Net income was USD 7.1 billion (-44%, -41% cc) as prior year benefited from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture. EPS was USD 3.12 (-43%, -40% cc) benefiting from lower weighted average number of shares outstanding.

Core operating income was USD 14.1 billion (+12%, +17% cc) mainly driven by higher sales and productivity programs, partly offset by growth investments. Core operating income margin was 29.7% of net sales, increasing by 1.6 percentage points (+1.9 percentage points cc).

Core net income was USD 12.1 billion (+11%, +15% cc) driven by growth in core operating income partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture. Core EPS was USD 5.28 (+12%, +17% cc) growing faster than core net income driven by lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 12.9 billion (+15%) compared to USD 11.3 billion in 2018. The increase was mainly driven by higher operating income adjusted for non-cash items.

Innovative Medicines net sales were USD 37.7 billion (+8%, +11% cc) in 2019. Pharmaceuticals BU grew 12% (cc) driven by Cosentyx reaching USD 3.6 billion, Entresto USD 1.7 billion and Zolgensma USD 361 million. Oncology BU grew 10% (cc) driven by Promacta/Revolade reaching USD 1.4 billion, Kisqali USD 0.5 billion and Lutathera USD 0.4 billion. Volume contributed 13 percentage points to sales growth. Generic competition had a negative impact of 1 percentage point. Net pricing had a negative impact of 1 percentage point.

Sandoz net sales were USD 9.7 billion (-1%, +2% cc) driven by strong volume growth of 8 percentage points partially offset by 6 percentage points (of price erosion, mainly in the US. Excluding the US, net sales grew strongly (+7% cc). Global sales of Biopharmaceuticals grew to USD 1.6 billion (+16% cc), driven by continued strong double-digit growth in Europe from Hyrimoz (adalimumab), Rixathon (rituximab) and Erelzi (etanercept).

Discontinued operations

Discontinued operations include the business of Alcon and certain Corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, there were no operating results in the fourth quarter of 2019.

Discontinued operations net sales in 2019 were USD 1.8 billion compared to USD 7.1 billion in 2018 and operating income amounted to USD 71 million compared to an operating loss of USD 234 million in 2018. Net income from discontinued operations in 2019 amounted to USD 4.6 billion compared to a net loss of USD 186 million in 2018 driven by the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders”.

Total Group fourth quarter

For the total Group, net income amounted to USD 1.1 billion compared to USD 1.2 billion in prior year, and basic earnings per share was USD 0.50 compared to USD 0.52 in prior year. Cash flow from operating activities for the total Group amounted to USD 3.5 billion and free cash flow to USD 3.5 billion.

Total Group full year

For the total Group, net income amounted to USD 11.7 billion compared to USD 12.6 billion in prior year, and basic earnings per share was USD 5.12 compared to USD 5.44 in prior year. Cash flow from operating activities for the total Group amounted to USD 13.6 billion and free cash flow to USD 12.9 billion.

Key growth drivers (Q4 performance):
Underpinning our financial results in the fourth quarter is a continued focus on key growth drivers including:
•	Entresto (USD 518 million, +65% cc) continued to deliver strong double-digit performance, benefiting from the PIONEER data on hospital initiation and higher demand in ambulatory settings.
•
Zolgensma (USD 186 million) US launch continued to progress well. Policies are in place covering ~97% of commercial patients and >50% of Medicaid patients. Currently, 16 states representing ~32% of newborns are screening for SMA in the US.

•	Cosentyx (USD 965 million, +21% cc) continued to grow strongly across indications and regions. In the US sales grew 25% with broad first line access in all three indications.
•
Kisqali (USD 155 million, +166% cc) accelerated in the US driven by use in metastatic breast cancer patients, independent of menopausal status or combination partner, and benefiting from overall survival data, as well as strong uptake and patient share gain in Europe and other regions.

•
Kymriah (USD 96 million) grew driven by ongoing uptake in the US and Europe. There are over 200 qualified treatment centers and more than 20 countries worldwide have coverage for at least one indication.

•	Piqray (USD 67 million) US launch continued to progress well. Piqray is the first and only treatment for the 40% of HR+/HER2- advanced breast cancer patients who harbor a PIK3CA mutation.
•
Promacta/Revolade (USD 380 million, +16% cc) grew at a double-digit rate in most regions driven by increased use in chronic immune thrombocytopenia (ITP) and further uptake as first-line treatment for severe aplastic anemia (SAA) in the US.

•	Tafinlar + Mekinist (USD 356 million, +15% cc) grew double-digit due to demand in metastatic and adjuvant melanoma as well as NSCLC, with ongoing uptake of the adjuvant melanoma indication in Europe.
•	Jakavi (USD 293 million, +17% cc) grew double-digit across all regions driven by demand in the myelofibrosis and polycythemia vera indications.
•
Beovu (USD 35 million) was launched in the US following FDA approval in October. Initial launch uptake has been strong and broad access has been established including a permanent J-code from CMS effective January 1, 2020.

•
Lutathera (USD 107 million, +31% cc) continued to grow led by the US, with over 170 centers actively treating patients, and ongoing launches in Europe. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 168 million.

•	Mayzent (USD 17 million) launch is progressing and efforts are ongoing to accelerate patient on-boarding and drive urgency to treat.
•	Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 425 million (+11% cc), driven by continued strong double-digit growth in Europe.
•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 12% (cc), driven by China (USD 544 million) growing 21% (cc) from strong volume growth, including the launches of Cosentyx and Entresto.

Net sales of the top 20 Innovative Medicines products in 2019
	Q4 2019	% change		FY 2019	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	965	20	21	3 551	25	28
Gilenya	803	-4	-3	3 223	-4	-1
Lucentis	517	-1	1	2 086	2	7
Tasigna	491	3	4	1 880	0	3
Entresto	518	63	65	1 726	68	71
Sandostatin	402	1	2	1 585	0	2
Afinitor/Votubia	365	-9	-8	1 539	-1	1
Promacta/Revolade	380	15	16	1 416	21	23
Tafinlar + Mekinist	356	14	15	1 338	16	20
Galvus Group	342	5	5	1 297	1	5
Gleevec/Glivec	313	-16	-15	1 263	-19	-17
Xolair	303	13	16	1 173	13	19
Jakavi	293	14	17	1 114	14	20
Diovan Group	266	2	5	1 064	4	9
Exforge Group	245	-2	-1	1 025	2	7
Exjade/Jadenu	231	-19	-19	975	-11	-9
Votrient	177	-11	-10	755	-9	-6
Ilaris	178	15	16	671	21	25
Zortress/Certican	123	3	5	485	5	8
Kisqali	155	158	166	480	104	111
Top 20 products total	7 423	7	8	28 646	7	11

R&D Update - Key developments from the fourth quarter
New approvals and regulatory update
•
Adakveo (crizanlizumab, formerly SEG101) was launched in the US following approval by FDA to reduce frequency of pain crises in individuals living with sickle cell disease. The approval came approximately two months ahead of the FDA’s priority review action date. Adakveo reduced the annual rate of sickle cell pain crises by 45% and the median annual rate of days hospitalized by 42% compared to placebo.

•
Beovu (brolucizumab, formerly RTH258) was launched in the US in October and received a positive CHMP opinion in December. Beovu is the only anti-VEGF in wet AMD approved in the US to maintain eligible patients on up to three-month dosing intervals immediately after the loading phase.

•	Mayzent (siponimod) was approved in the EU for the treatment of adult patients with active secondary progressive multiple sclerosis (SPMS).
•	Ziextenzo (Sandoz biosimilar pegfilgrastim) was approved and launched in the US.
Regulatory submissions and filings
•	Inclisiran was submitted in the US for primary hyperlipidemia and in the EU for mixed dyslipidemia, which include FH, ASCVD or ASCVD risk equivalent patients.
•	Ofatumumab (OMB157) was submitted to FDA and EMA (Jan) for treatment of RMS.
•	Capmatinib (INC280) was submitted to FDA with breakthrough therapy designation for NSCLC.
•	Cosentyx was submitted to FDA for treatment of non-radiographic axial spondyloarthritis (nr-axSpA) if approved, nr-axSpA would be the fourth indication for Cosentyx.
Results from ongoing trials and other highlights
•
Inclisiran, an investigational cholesterol-lowering therapy to address cardiovascular diseases, was added to the pipeline from our acquisition of The Medicines Company. If approved, inclisiran will be the first and only LDL-lowering siRNA medicine that can be given twice yearly by subcutaneous injection and integrate seamlessly into routine healthcare visits, potentially improving adherence and patient outcomes.

•
MBG453 anti-TIM-3 antibody phase Ib data in combination with decitabine in patients with high-risk myelodysplastic syndrome (MDS) and acute myeloid leukemia was presented at ASH, showing that MBG453 was safe and well tolerated and exhibited evidence of anti-leukemic activity with encouraging preliminary response rates. These findings validate TIM-3 as a promising therapeutic target in MDS and AML.

•
Tropifexor (LJN452) FLIGHT-FXR phase IIb positive interim results showed robust and dose-dependent reductions in several key biomarkers of NASH including hepatic fat content, body weight and both alanine aminotransferase and gamma glutamyl transferase levels compared to placebo at 12 weeks. Full 48-week biopsy data from the study are expected in Q2 2020.

•
Cosentyx PREVENT trial in patients with nr-axSpA showed 41.5% of patients treated with Cosentyx had improved ASAS40 scores through Week 16 and improvements continued through Week 52. Cosentyx narrowly missed statistical significance for superiority in ACR 20, the primary endpoint of the EXCEED head-to-head trial in psoriatic arthritis, while showing numerically higher results versus Humira®.

•
Kisqali MONALEESA-3 data were published in the NEJM showing superior overall survival compared to fulvestrant and consistent efficacy across advanced breast cancer patient subgroups, reducing the risk of death by almost 30% compared to fulvestrant alone.

•
Kymriah data presented ASH demonstrated consistent efficacy and safety outcomes in US patients when used in real-world setting. Understanding the Kymriah safety profile, and increased experience with administration in real-world practice supports use in the outpatient setting.

•
Sickle cell disease global survey results were presented at ASH showing profound and often under-reported effects, for example more than 90% of patients surveyed experienced at least one vaso-occlusive crisis (VOC) in the past 12 months.

•
QMF149 positive phase III results showed statistically significant improvement in lung function compared to monotherapy. QMF149 showed improvement in peak expiratory flow, exacerbation rates, rescue medication use versus mometasone furoate among other secondary endpoints.

•	Fevipiprant analysis of phase III LUSTER 1 and 2 phase trials did not support further development in asthma as a primary indication.
•	Sandoz US Generic Advair® development program in the US was discontinued.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2019, Novartis repurchased a total of 60.3 million shares for USD 5.4 billion on the SIX Swiss Exchange second trading line, including 46.5 million shares (USD 4.2 billion) bought back under the up to USD 5 billion share buyback and 13.8 million shares (USD 1.1 billion) to mitigate dilution related to participation plans of associates. In addition, 1.7 million shares (USD 0.2 billion) were repurchased from associates. In the same period, 15.8 million shares (for an equity value of USD 1.1 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 46.2 million versus December 31, 2018. These treasury share transactions resulted in a decrease in equity of USD 4.5 billion and a net cash outflow of USD 5.3 billion.

As of December 31, 2019, net debt decreased by USD 0.3 billion to USD 15.9 billion versus December 31, 2018. The decrease was mainly driven by USD 12.9 billion free cash flow from continuing operations during 2019 and USD 2.9 billion net inflows related to the Alcon spin-off, partly offset by the USD 6.6 billion annual dividend payment, net cash outflow for treasury share transactions of USD 5.3 billion and M&A transactions of USD 3.8 billion (mainly the Xiidra acquisition).

In January 2020, Novartis acquired The Medicines Company for USD 9.7 billion and in connection borrowed USD 7 billion under a short term credit facility.

As of Q4 2019, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2020 Outlook

Barring unforeseen events

Focused medicines company guidance
Excluding Alcon and the Sandoz US oral solids and dermatology business from both 2019 and 2020
•	Net sales: expected to grow mid to high-single digit (cc)
•	From a divisional perspective, we expect net sales performance (cc) in 2020 to be as follows:
o	Innovative Medicines: expected to grow mid to high-single digit
o	Sandoz: expected to grow low-single digit
•	Core operating income: expected to grow high-single to low double digit (cc)

The guidance above includes the forecast assumption that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

Foreign exchange impact
If late-January exchange rates prevail for the remainder of 2020, the currency impact for the year would be zero to negative 1 percentage point on net sales and negative 1 to negative 2 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Annual General Meeting

Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 2.95 per share for 2019, up 4% from CHF 2.85 per share in prior year, representing the 23rd consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2020 Annual General Meeting.

Reduction of Share Capital
The Novartis Board of Directors proposes to cancel 60 313 900 shares (of which 59 483 900 shares were repurchased under the eighth and 830 000 shares were repurchased under the seventh share repurchase program in 2019) and to reduce the share capital accordingly by CHF 30 156 950, from CHF 1 263 687 410 to CHF 1 233 530 460.

Nominations for election to the Board of Directors
The Novartis Board of Directors announced today that it is nominating Bridgette Heller, for election to the Board at the Annual General Meeting on February 28, 2020. Bridgette Heller brings more than 35 years of experience at Fortune 100 companies and held several executive positions in the consumer goods and healthcare industry among others at Danone, Merck & Co as well as Johnson & Johnson. Furthermore, Bridgette Heller serves on several Boards. Bridgette Heller is the co-founder and CEO of The Shirley Proctor Puller Foundation which is committed to generating better educational outcomes for underserved children in St. Petersburg, Florida. Her extensive track record in global leadership roles coupled with her broad experience in both the consumer products as well as healthcare area will be a great addition to the Novartis Board’s commercial expertise.

As previously announced on October 22, 2019, the Board of Directors also proposes the election of Simon Moroney to the Board.

Re-elections of the Chairman and the members of the Board of Directors
The Novartis Board of Directors proposes the re-election of Joerg Reinhardt (also as Chairman), Nancy C. Andrews, Ton Buechner, Patrice Bula, Srikant Datar, Elizabeth Doherty, Ann Fudge, Frans van Houten, Andreas von Planta, Charles L. Sawyers, Enrico Vanni, and William T. Winters as members of the Board of Directors.

Re-elections and elections to the Compensation Committee
The Novartis Board of Directors proposes the re-election of Patrice Bula, Srikant Datar, Enrico Vanni, and William T. Winters and the election of Bridgette Heller as a new member of the Compensation Committee. Ann Fudge is no longer standing for re-election as a member of this committee. The Board of Directors intends to designate Enrico Vanni again as Chairman of the Compensation Committee, subject to his re-election as a member of the Compensation Committee.

Continuing operations[1]	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 403	11 481	8	9	47 445	44 751	6	9
Operating income	1 823	1 362	34	37	9 086	8 403	8	14
As a % of sales	14.7	11.9			19.2	18.8
Core operating income	3 462	3 112	11	13	14 112	12 557	12	17
As a % of sales	27.9	27.1			29.7	28.1
Net income	1 129	1 220	-7	-6	7 147	12 800	-44	-41
EPS (USD)	0.50	0.53	-6	-4	3.12	5.52	-43	-40
Core net income	2 985	2 681	11	13	12 104	10 920	11	15
Core EPS (USD)	1.32	1.16	14	15	5.28	4.71	12	17
Cash flows from operating activities	3 540	3 436	3		13 547	13 049	4
Free cash flow	3 488	2 913	20		12 937	11 256	15
Innovative Medicines	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 920	9 022	10	11	37 714	34 892	8	11
Operating income	2 210	1 300	70	73	9 287	7 871	18	24
As a % of sales	22.3	14.4			24.6	22.6
Core operating income	3 122	2 769	13	14	12 650	11 151	13	18
As a % of sales	31.5	30.7			33.5	32.0
Sandoz	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 483	2 459	1	2	9 731	9 859	-1	2
Operating income / loss	- 195	237	nm	nm	551	1 332	-59	-53
As a % of sales	-7.9	9.6			5.7	13.5
Core operating income	517	482	7	10	2 094	2 002	5	10
As a % of sales	20.8	19.6			21.5	20.3
Corporate	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-192	-175	-10	-11	-752	-800	6	4
Core operating loss	-177	-139	-27	-29	-632	-596	-6	-9

Discontinued operations [2]	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		1 788			1 777	7 149
Operating income / loss		- 63			71	- 234
As a % of sales		-3.5			4.0	-3.3
Core operating income		275			350	1 266
As a % of sales		15.4			19.7	17.7
Net income / loss		- 26			4 590	- 186
Total Group	Q4 2019	Q4 2018	% change		FY 2019	FY 2018	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 129	1 194	-5	-4	11 737	12 614	-7	-3
EPS (USD)	0.50	0.52	-4	-2	5.12	5.44	-6	-2
Core net income	2 985	2 881	4	5	12 382	11 938	4	8
Core EPS (USD)	1.32	1.25	6	7	5.40	5.15	5	9
Cash flows from operating activities	3 540	3 766	-6		13 625	14 272	-5
Free cash flow	3 488	2 939	19		12 875	11 717	10
nm = not meaningful

[1] Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio and Corporate activities. See page 45 of the Condensed Financial Report for full explanation

[2] Discontinued operations include the business of Alcon. Net income of discontinued operations for 2019 includes a USD 4.7 billion gain on distribution of Alcon Inc. to Novartis AG shareholders. See page 45 and Notes 2, 3 and 11 of the Condensed Financial Report for full explanation

Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/3ddf6567-def7-415a-b1ae-cee41a33897f/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “growth,” “expansion,” “breakthrough innovation,” “potentially,” “to optimize,” “transformative,” “potential,”  “guidance,” “launched,” “launching,” “momentum,” “growth investments,” “submissions,” “submitted,” “submission,” “to sustain,” “advancing,” “focus,” “focused,” “focusing,” “expect,” “becoming,” “to improve,” “expected,” “to grow,” “continued,” “continuing,” “continue,” “growing,” “launches,” “continues,” “expect,” “to be completed,” “pending,” “fully committed,” “launch,” “ongoing,” “filings,” “breakthrough therapy designation,” “will,” “may,” “would,” “proposed,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “enter,” “priority review,” “upcoming,” “on track,” “integrate,” “potentially improving,” “promising,” “to be discontinued,” “prevail,” “impact,” “intends,” “launch,” “strongly,” “remain,” “likely,” “believes,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the development or adoption of potentially transformational technologies, treatment modalities and business models; or regarding potential future or pending transactions, including the potential outcome, or financial or other impact on Novartis, of the proposed divestiture of certain portions of our Sandoz Division business in the US; or regarding the potential impact of share buybacks; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: global trends toward healthcare cost containment, including ongoing government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the proposed transactions or the development of the products described in this press release; the potential that the proposed divestiture of certain portions of our Sandoz Division business in the US or the planned acquisition of the Japanese operations and associated assets of Aspen Global Incorporated may not be completed in the expected time frame, or at all; the potential that the strategic benefits, synergies or opportunities expected from the acquisition of The Medicines Company, the proposed divestiture of certain portions of our Sandoz Division business in the US, or the planned acquisition of the Japanese operations and associated assets of Aspen Global Incorporated, and other transactions described, may not be realized or may be more difficult or take longer to realize than expected; the successful integration of The Medicines Company into the Novartis Group and the timing of such integration; potential adverse reactions to the transaction by customers, suppliers or strategic partners; dependence on key personnel of The Medicines Company; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties involved in predicting shareholder returns; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators, government investigations generally, litigation and investigations regarding sales and marketing practices, and intellectual property disputes; our performance on environmental, social and governance measures; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

Advair® is a registered trademark of GSK. Humira® is a registered trademark of Abbvie Inc.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting.
https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at.
https://www.novartis.com/investors/event-calendar

Novartis issued its 2019 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2019 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2019 Novartis in Society ESG report today, and it is available at www.novartis.com.

Important dates
February 28, 2020	Annual General Meeting
April 28, 2020	First quarter results 2020
May 19/20, 2020	Meet Novartis Management – in Basel
July 21, 2020	Second quarter results 2020
October 27, 2020	Third quarter results 2020